Filed Pursuant to Rule 433

Registration No. 333-131369

Linked to

The MLCX Biofuels Index (Exchange Series) – Total Return

(MLCX Biofuels ELEMENTS)

MLCX Biofuels ELEMENTS are intended to provide investors with exposure to the biofuels sector of the global commodity market. The performance of MLCX Biofuels ELEMENTS is linked to the MLCX Biofuels Index (Exchange Series) – Total Return (MLCX Biofuels Total Return Index).

ELEMENTSSM Linked to the MLCX Biofuels Index
(Exchange Series) – Total Return

Ticker	FUE

Intraday Indicative	FUEIV
Value Ticker

Bloomberg MLCX	MLCXBXTR
Biofuels Index Ticker

Exchange	American Stock Exchange®

Investment Minimum	None

Annual Investor Fee	0.75%

CUSIP Number	870297 199

Maturity Date	February 13, 2023

Issuer: Swedish Export Credit Corporation – AA+/Aa1

Swedish Export Credit Corporation (SEK) provides access to financial solutions for export and infrastructure. The main businesses include export credits, lending, structured financing, project financing, leasing, capital markets products, and financial advisory services. SEK was founded in 1962 and is owned by the Swedish state.

Index: MLCX Biofuels Index (Exchange Series) – Total Return (MLCX Biofuels Total Return Index)

The MLCX Biofuels Total Return Index is designed to provide a benchmark for the performance of the biofuels sector and for investment in commodities as an asset class. The MLCX Biofuels Total Return Index is designed to reflect the performance of a fully collateralized investment in the seven exchange-traded futures contracts (each an Index Component) on seven physical commodities: barley, canola, corn, rapeseed, soybeans, soybean oil and sugar. These Index Components represent biofuels themselves or raw materials commonly used in the production of biofuels. The MLCX Biofuels Total Return Index was launched on October 1, 2007 and is published under the symbol MLCXBXTR on Bloomberg.

Each Index Component is rolled into the next available futures contract month in advance of the month in which expiration of the contract occurs. The rolling process takes place over a 15-day period during each month prior to the relevant expiration month for each contract.

The Index Components currently trade on: the Chicago Board of Trade, the New York Board of Trade, EURONEXT-Paris and the Winnipeg Commodity Exchange Inc. The exchanges were selected on the basis of liquidity, geographical location and commodity type.

MLCX Biofuels Total Return Index Weighting

The total production value of each commodity market is estimated based on world production data for the last market year and average prices of the front-month contract for the twelve months ended June 30 of the previous year. The weight of each Index Component is determined to reflect the value of each commodity in terms of its energy potential under today’s technology.

The MLCX Biofuels Total Return Index is reweighted annually. Each year, the new weightings of the Index Components are announced in the fourth quarter and enacted on January 1 of the following year. The weight of each Index Components is then allowed to float based on the appreciation or depreciation in the price of such commodity until the next annual reweighting.

Below is a current list of the seven Index Components, together with their initial weighting for 2008.

MLCX Biofuels ELEMENTSSM Exchange-Traded Notes

Historical Performance of the MLCX Biofuels Total Return Index

The following chart provides a comparison of performance of the MLCX Biofuels Total Return Index and the S&P GSCITM Biofuel Total Return Index each monthly period from January 31, 2002 through December 31, 2007. The MLCX Biofuels Total Return Index was launched on October 1, 2007, and accordingly, there is only hypothetical historical data on the MLCX Biofuels Total Return Index prior to this date. This data on the MLCX Biofuels Total Return Index is not necessarily indicative of the future performance of the MLCX Biofuels Total Return Index or the future value of MLCX Biofuels ELEMENTS. There can be no assurance that the future performance of the MLCX Biofuels Total Return Index or the Index Components will result in investors of MLCX Biofuels ELEMENTS receiving a positive return on their investment.

What Are Some of the Risks of MLCX Biofuels ELEMENTS?

An investment in MLCX Biofuels ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the Prospectus.

1.	No Principal Protection – If the value of the MLCX Biofuels Total Return Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your MLCX Biofuels ELEMENTS, you will receive less than your original investment.

2.	Commodity Market and Index Risk – The return on MLCX Biofuels ELEMENTS is linked to the performance of the MLCX Biofuels Total Return Index which, in turn, is linked to the prices of the Index Components. Commodity futures prices may change unpredictably and commodity markets may trade in contango or backwardation, affecting the value of the Index Components and, consequently, the value of your MLCX Biofuels ELEMENTS in unforeseeable ways. The index publisher may suspend or discontinue the calculation or publication of the MLCX Biofuels Total Return Index making it difficult to determine the market value of the MLCX Biofuels Total Return Index and of your MLCX Biofuels ELEMENTS which, may in turn, adversely affect the market price of your MLCX Biofuels ELEMENTS.

3.	Concentrated Investment Risk – Because the Index Components are concentrated in agricultural commodities in general and in commodities related to biofuels in particular, your investment may carry risks similar to a concentrated securities investment in the biofuels sector.

4.	No Interest Payments – You will not receive any periodic interest payments on MLCX Biofuels ELEMENTS.

5.	Issuer Risk – Since MLCX Biofuels ELEMENTS are unsecured debt securities of SEK, the amount due on MLCX Biofuels ELEMENTS is dependent on SEK’s ability to pay.

6.	A Trading Market for the MLCX Biofuels ELEMENTS May Not Develop – Although MLCX Biofuels ELEMENTS are listed on the American Stock Exchange, a trading market may not develop. The issuer is not required to maintain any listing of MLCX Biofuels ELEMENTS on an exchange.

7.	Uncertain Tax Treatment – Significant aspects of the tax treatment of MLCX Biofuels ELEMENTS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the tax consequences described in the Prospectus.

How do I get started?

Please speak with your broker or financial advisor to determine if MLCX Biofuels ELEMENTS is appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more information about MLCX Biofuels ELEMENTS, visit www.ELEMENTSetn.com.

Registration Statement and Prospectus

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC relating to such offering for more complete information about the Issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may want to retrieve a copy of the prospectus relating to this offering at www.ELEMENTSetn.com/pdfs/Prospectus-FUE.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

NOT PRINCIPAL PROTECTED — NOT BANK GUARANTEED OR INSURED — MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384). — www.ELEMENTSetn.com

ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.

American Stock Exchange is a registered service mark of American Stock Exchange LLC. S&P GSCI Biofuel Total Return Index is a trademark of Standard & Poor’s.

© 2008 MLPF&S Inc.

Printed in the U.S.A. Member Securities Investor Protection Corporation (SIPC).

Code ELEMENTS-FUE